GPC Biotech AG

Martinsried/Planegg

ISIN: DE 0005851505 // WKN: 585 150

- Publication According to Section 25 (1) of the German Securities Trading Act (WpHG) -

In a letter dated May 17, 2006, Mr. Dietmar Hopp, Johann-Jakob-Astor-Str. 57, 69190 Walldorf notified us that his percentage of voting shares in GPC Biotech AG increased to 10.13% on April 18 2006 and therefore exceeds the threshold of 10%. Mr. Dietmar Hopp informed us that of these voting shares he is deemed to own 4.33% (absolutely) according to Section 22 (1) Nr.1 WpHG and 4.33% (absolutely) according to 22 (2) WpHG.

Martinsried/Planegg, May 18, 2006

GPC Biotech AG

The Management Board